Q77(h) (Change in Control)
Virtus Multi-Strategy Target Return Fund (Series 6):
Morgan Stanley Smith Barney ("MSSB"), on behalf of its customers, ceased having control on or about June 17, 2016, due to two large redemptions. As of the end of the period, MSSB owned 16.17% of the Fund's shares (as measured in assets).